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                                                                    EX-(a)(1)(D)

                                FUTURELINK CORP.
                              2 SOUTH POINTE DRIVE
                             LAKE FOREST, CA 92630

                                 MARCH   , 2001

Dear option holder:

     On behalf of FutureLink Corp. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options (the "Old Options") granted on or prior to January 31, 2001 under the Company's Second Amended and Restated Stock Option Plan (the "Plan") for new options the Company will grant under the Plan (the "New Options"). The Offer was consummated pursuant to the terms and conditions in the Company's Offer to Exchange dated February 12, 2001 (the "Offer of Exchange") and the related letter of transmittal.

     The Offer expired at 5:00 PM, Los Angeles Time, on March 13, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange and canceled and terminated on
March   , 2001 tendered Old Options exercisable for a total of
shares of Common Stock and canceled and terminated all such Old Options.

     The Company has accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of Common Stock (the "Option Shares") set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you have the right to receive New Options under the Plan exercisable for the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events that occur prior to the date on which the Company issues such New Options. Also in accordance with the terms of the Offer, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Old Options you tendered for exchange, except that the per share exercise price under the New Options will equal the fair market value of the Common Stock on the date the Company grants the New Options.

     In accordance with the terms and subject to the conditions of the Offer, the Company will grant the New Options on or about the first business day that is at least six months and one day following the date the tendered options were accepted for exchange and canceled and terminated. At that time, agreements for the New Options will be prepared for execution and delivery.

     In accordance with the terms of the Offer, you must be an employee of the Company or one of its subsidiaries from the date you tendered Old Options through the date the Company grants the New Options to receive your New Options. If for any reason you do not remain an employee, you will not receive New Options or any other consideration for the Old Options tendered by you and canceled by the Company. Participation in the Offer does not confer upon you the right to remain in the employ of the Company or any of its subsidiaries.

     If you have any questions about your rights in connection with the grant of
New Options, please call                at [Phone No.].

                                          Sincerely,
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                                                                    ATTACHMENT A

                            [NAME OF OPTION HOLDER]

         NUMBER OF OPTION SHARES                       EXERCISE PRICE OF
     SUBJECT TO TENDERED OLD OPTIONS                 TENDERED OLD OPTIONS
          ACCEPTED FOR EXCHANGE                      ACCEPTED FOR EXCHANGE
     -------------------------------                 ---------------------

Subject to the terms and conditions of the Offer, the number of Option Shares
subject to New Options to be granted to you will be                .